EXHIBIT 99.1

News Release dated April 27, 2016, Suncor Energy to acquire additional interest in Syncrude

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to acquire additional interest in Syncrude

Unless otherwise noted, all financial figures are in Canadian dollars (Cdn$)

Calgary, Alberta (April 27, 2016) – Suncor today announced that it has agreed to acquire a further position in Syncrude, purchasing the five per cent interest from Murphy Oil Corporation’s Canadian subsidiary at a purchase price of approximately $937 million, subject to closing adjustments.  The transaction will be effective as of April 1, 2016.

“We’re pleased to acquire this additional interest in the Syncrude joint venture,” said Steve Williams, president and chief executive officer. “This transaction is a strategic fit for our portfolio given the quality of the resource, our existing interest in Syncrude and the potential for value creation.  It’s consistent with our focus on capital and operational discipline and builds on our successful acquisition of Canadian Oil Sands, increasing our production capacity by 17,500 barrels per day of high-quality light sweet synthetic crude.  This growth gives us even more leverage to oil prices as they recover.”

Through this transaction Suncor’s share in the Syncrude joint venture will increase from 48.74 per cent to 53.74 per cent. With the increased stake in Syncrude and the Fort Hills and Hebron projects on target for first oil late next year, Suncor expects to profitably grow production by over 40 per cent versus 2015, reaching 800,000 barrels per day in 2019.

The transaction is subject to closing conditions, including regulatory approval under the Competition Act.  The transaction is anticipated to close by the end of the second quarter.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: statements about the transaction, including the anticipated timing for closing of the transaction; the increase in Suncor’s production capacity as a result of the transaction; the expected increase in Suncor’s share in the Syncrude joint venture; the potential for value creation; oil price recovery; the expectation that first oil from the Fort Hills and Hebron projects will be achieved late next year; and Suncor’s expectation that it will profitably grow production by over 40% versus 2015, reaching 800,000 barrels per day in 2019 . Some of the forward-looking statements may be identified by words like “will”, “potential”, “expected”, “target”, “anticipated” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the timing and completion of the transaction; the ability of the parties to satisfy the conditions to closing of the transaction, including regulatory approval under the Competition Act; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated April 27, 2016 and its most recently filed Annual Information Form/Form 40-F, Annual Report and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

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